November 15, 2006

Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re:                             Willdan Group, Inc.
Registration Statement on Form S-1
Registration File No. 333-136444

Dear Sir/Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the request of Willdan Group, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on November 20, 2006, or as soon as possible thereafter.

Very truly yours,

WEDBUSH MORGAN SECURITIES INC.

By:	/s/ Jonathan S. Howe

Name: Jonathan S. Howe

Title: Managing Director